 Ex. 99.28(p)(30)

Applies to

All MFS full-time, part-time and temporary employees globally

All MFS contractors, interns and co-ops who have been notified by Compliance that they are subject to this policy

All MFS entities

Questions?

Contact one of the “Designated Persons” listed below

Daniel Finegold, x55184	Boston

Mitchell Freestone, x47256	London

Scott Mahaffy, x74723	Toronto

Ray Moses, x40423	Sydney

Heidi Hardin, x5576	Boston

Rameson Rethinasamy, x47252	London

Matthew Stowe, x55084	Boston

James Truitt, x56541	Boston

For more information on administration such as regulatory authority, supervision, interpretation and escalation, monitoring, related policies, amendment or recordkeeping please click this link.

Material, non-public information — commonly known as inside information — is a highly sensitive area. In general, it is illegal for you to use any inside information in a way that benefits yourself or others, including MFS’ clients. Anyone who commits insider trading may face serious penalties, including fines or imprisonment.

This policy governs the receipt, use and communication of inside information at MFS as it relates to an issuer of securities. If you encounter any situation that presents potential inside information issues, or if you have any questions about whether any inside information issues are present, immediately seek advice from a “Designated Person” (the individuals listed at left).

REPORTING INSIDE INFORMATION

If you believe you may be in possession of inside information:

1	Phone one of the Designated Persons on the list at left.
2	If the first Designated Person you call is unavailable, try another one. Unless an exception exists for your circumstance, an email or voicemail is not sufficient; you must reach a contact by telephone or in person. If necessary, try contacting each person on the list until you reach one.

3	If you are unable to reach a Designated Person, speak with one of the After-Hours Trading Contacts listed at http://compliance/. This list also has after-hours contact information for the Designated Persons.
4	If you are unable to reach a Designated Person or an alternate contact, contact your manager. Managers who receive notice are in turn obligated to make their own efforts to promptly contact a Designated Person.

Definition of inside information

Make sure you can recognize inside information. Inside information is information about the issuer of a security — governmental, corporate or otherwise — or the security itself that is both material AND non-public.

Information is “material” if either of the following is true:

■	It is reasonable to expect that the price of the security, or of a related security from the same issuer, would change if the information were made public.

■	It is likely that a reasonable investor would consider the information important to an investment decision about the security or issuer.

Note that material information can be positive or negative.

Information is “non-public” if it has not been made available for the investing public to reasonably absorb it through the standard sources of investor information, such as an SEC filing, a media release or a report in a major media outlet such as Bloomberg or the Wall Street Journal.

Non-public information about any of the following is generally considered to be inside information:

■	Earnings, revenue and related guidance.

■	Restatement of financial information.

■	Change in dividend amount.

■	Stock split, reverse split, repurchase or issuance of new securities.

■	Purchase or sale of substantial assets.

■	Mergers, acquisitions or tender offers.

■	Significant changes in management or operations.

■	Significant rise or fall in product demand or other business flows, including winning or losing a significant contract.

■	Significant new product launches, research findings or discoveries of natural resources (such as mineral or energy deposits).

■	Extraordinary borrowings, bankruptcy or liquidity problems.

■	Changes in debt ratings.

■	Changes in, or disputes with auditors.

■	Delisting or potential delisting from trading.

■	Government investigations, indictments, fines, sentencings, settlements or other consequences of regulatory or judicial processes (including the dropping of charges).

■	Possible wrongdoing or a media investigation or exposé.

■	Major litigation.

■	Any other significant changes from previously announced news about the issuer or security.

REPORTING INSIDE INFORMATION

MFS maintains the Procedures to Implement Inside Information Policy (found at diva.mfs.com) that contains rules on approvals for receipt of inside information, establishing trading restrictions, confidentiality agreements, trading and other topics. Please be sure to reference those Procedures when dealing with potential inside information.

Violations of the Procedures to Implement Inside Information Policy and the Guidelines Regarding Research Providers and Expert Network Firms are considered violations of this policy.

Take particular care when interacting with an “insider.” The term insider is broadly defined. It includes an issuer’s officers, directors and employees as well as anyone that enters into a special confidential or fiduciary relationship, whether by law, contract or otherwise, with the issuer (such as investment bankers, underwriters, attorneys, accountants and consultants).

An insider may also be a person who does not bear any special relationship to the issuer but who has wrongly obtained inside information about the issuer from another source (also known as “misappropriation”).

In certain cases, a portfolio manager, research analyst or trader may become an insider (for example, by agreeing to hear inside information from an insider with an express or implied obligation to keep that information confidential).

Handling and reporting inside information

Immediately report to a Designated Person situations where you believe you may have acquired inside information inadvertently or without authorization by following the “Reporting Inside Information” process described on page 1 of this policy. This includes any information you suspect might be inside information. It also includes inside information that you obtained through your prior employment or your activities outside of MFS.

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In particular, take care with information provided by corporate insiders and consultants. Never assume that just because a consultant or other third party has provided MFS with information that the information is public. Until the information is truly public, consistent with the above standards, consider it to be non-public, no matter how many people are aware of it.

Keep in mind that how you come into possession of inside information is less important than how you handle it. This is true even if you come into possession of the information accidentally. Until you address the issue with a Designated Person and that person determines that trading restrictions are not required, you must never place, influence or recommend a trade that involves, or could be seen as involving, the information in question.

Do not make your own determination of whether information is inside information. The determination is complex and can involve a wide range of factors.

Treat information from certain sources as potential inside information. If an insider corroborates for an analyst a piece of information the analyst received from a non-insider (such as a broker/dealer who has no special relationship with the insider), treat that information as inside information.

MFS may have relationships with consultants who may be insiders with respect to particular issuers. When working with a consultant or consultant-provided information, be alert for any potential inside information.

Do not disclose inside information to anyone other than a Designated Person or your manager. Follow their instructions as to what you must, may or cannot do with the information.

Members of the MFS Management Committee and their designees may disclose such inside information about MFS or Sun Life to one another and to others at MFS, Sun Life and their affiliates as they consider necessary and appropriate (though never for the purposes of insider trading).

Do not trade for the benefit of a client while in possession of inside information without permission from a Designated Person. Any such authorizations will be limited to the types of transactions permitted by the Procedures to Implement Inside Information Policy.

Except as described in the immediately preceding rule, never trade for the benefit of MFS, yourself or anyone else while in possession of inside information. This type of trading is a crime, and may carry severe consequences for you and MFS.

Never enter into any agreement without approval from a Designated Person that could result in your receiving inside information. This includes confidentiality agreements and non- disclosure agreements.

Exchanging information with business partners

Be careful when communicating with business partners and others who work within the investment field. These individuals may be in a position to disclose inside information to others or to take improper advantage of it themselves. Do not disclose inside information to them, and avoid situations that could lead to your acquiring inside information from them. For more information on rules related to communicating with research providers and expert network firms specifically, refer to the Guidelines Regarding Research Providers and Expert Network Firms found on Invest and in DIVA.

IMPORTANT TO KNOW

MFS maintains the Procedures to Implement Inside Information Policy (found at diva.mfs.com) that contains rules on approvals for receipt of inside information, establishing trading restrictions, confidentiality agreements, trading and other topics. Please be sure to reference those Procedures when dealing with potential inside information.

Violations of the Procedures to Implement Inside Information Policy and the Guidelines Regarding Research Providers and Expert Network Firms are considered violations of this policy.

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Securities issuers

Get approval from a Designated Person before signing any confidentiality agreements with securities issuers.

These agreements can impact MFS’ ability to trade securities for clients. To request approval, you must first get a written or email indication from both an equity and a fixed income representative of the Investment Management Committee that trading restrictions on securities of the issuer in question are acceptable. For municipal issuers and issuers of commercial mortgage-backed securities, indication from a fixed income representative alone is sufficient. For confidentiality obligations relating to Rule 144A and Regulation S offerings, consult the Procedures to Implement Inside Information Policy.

Terms with special meanings

Within this policy, the following terms carry the specific meanings indicated below.

business partner Any current or prospective MFS client, investor, vendor, broker, counterparty, intermediary or supplier, along with any employee, representative or agent of any of these. The term excludes industry associations, trade associations, self-regulatory organizations or other organizations MFS determines to be similar.

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